File Nos. 333-05675
811-07665

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 18, 2002

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	/X/
Pre-Effective Amendment No.	/ /
Post-Effective Amendment No. 15	/X/

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	/X/
Amendment No. 17	/X/

FBR FAMILY OF FUNDS
(Exact Name of Registrant as Specified in Charter)

William Ginivan
General Counsel
Friedman, Billings, Ramsey Group, Inc.
1001 19th Street North
Arlington, VA 22209
(Name and Address of Agent for Service and Address of Principal Executive Office) (Zip Code)

Registrant's Telephone Number, including Area Code: (703) 469-1040

It is proposed that this filing will become effective (check appropriate box):

____immediately upon filing pursuant to paragraph (b)
___on pursuant to paragraph (b)
____60 days after filing pursuant to paragraph (a)(1)
___on [date] pursuant to paragraph (a)(1)
__X_75 days after filing pursuant to paragraph (a)(2)
____on [date] pursuant to paragraph (a)(2) of Rule 485

SUBJECT TO COMPLETION, DATED MARCH 19, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

FBR FAMILY OF FUNDS

FBR/IPAA ENERGY INDEX FUND

PROSPECTUS

__________________, 2002



AS WITH ALL MUTUAL FUNDS, THE SECURITIES AND EXCHANGE COMMISSION HAS NOT JUDGED WHETHER THESE FUNDS ARE GOOD INVESTMENTS OR WHETHER THE INFORMATION IN THIS PROSPECTUS IS ADEQUATE OR ACCURATE. ANYONE WHO INDICATES OTHERWISE IS COMMITTING A FEDERAL CRIME.

FBR FAMILY OF FUNDS
1001 NINETEENTH STREET NORTH
ARLINGTON, VIRGINIA 22209
888.888.0025
info@fbrfunds.com
www.fbrfunds.com

INVESTMENT ADVISER
FBR FUND ADVISERS, INC.
1001 NINETEENTH STREET NORTH
ARLINGTON, VIRGINIA 22209

DISTRIBUTOR
FBR INVESTMENT SERVICES, INC.
1001 NINETEENTH STREET NORTH
ARLINGTON, VIRGINIA 22209

FUND ADMINISTRATION, ACCOUNTING, TRANSFER AGENCY AND CUSTODY SERVICES
FBR NATIONAL BANK & TRUST
4922 FAIRMONT AVENUE
BETHESDA, MARYLAND 20814

INDEPENDENT PUBLIC ACCOUNTANTS
ARTHUR ANDERSEN LLP
1601 MARKET STREET
Philadelphia, Pennsylvania 19103

TABLE OF CONTENTS

RISK RETURN SUMMARY

The following discussion is an overview of the investment objective, principal investment strategies and related risks of the FBR/IPAA Energy Index Fund (the "Fund") offered in this Prospectus. Additional information on the investment objectives, principal investment strategies and related risks of the Fund appears later in this Prospectus under the heading "Investment Objective, Principal Investment Strategies and Related Risks."

OBJECTIVE. The investment objective of the FBR/IPAA Energy Index Fund is long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGY. Designed as an index fund, the Fund intends to provide investment results that replicate the performance of the IPAA Energy Index ("Index"), an index maintained by the Independent Petroleum Association of America ("IPAA"), a national trade association. The Index is currently comprised of the common stocks of approximately 85 publicly traded companies headquartered in the United States that are corporate members of IPAA. These companies are engaged primarily in the exploration for, or the production, distribution, supply or servicing of, oil or natural gas. The common stocks of the companies included in the Fund reflect the weighted market values of the companies comprising the Index, with certain limitations.

PRINCIPAL RISKS. Because the Fund principally invests in the common stocks of companies with operations relating to the energy industry, the Fund is concentrated in a single industry and therefore subject to risks associated with this industry. Among the primary risks is the competitive risk associated with the prices of energy sources and the impact these prices have on the financial strength of the companies comprising the Index. Weather is another risk that may affect the Fund. A warmer winter could decrease the amount of energy used for heating and thereby reduce the earnings of companies that comprise the Index. Additionally, the energy industry is sensitive to increased interest rates because of the industry's capital intensive nature. Typically, a significant portion of the financing of the industry's assets is obtained through debt. As interest rates increase, such debt would be accrued at higher rates thereby adversely affecting earnings. The profitability of the energy industry is also tied to the overall economy. A weaker economy generally would result in a lower demand for various forms of energy and could have a negative impact on Index member companies' earnings. Finally, since the United States is dependent on foreign energy sources, primarily oil, the energy industry may be affected by risks associated with international economic events and politics affecting the supply and pricing of foreign energy sources.

For a more detailed discussion of the risks of investing in the Fund, see "Investment Objectives, Principal Investment Strategies and Related Risks."

Considering these risks, there is a risk you could lose money by investing in the Fund. As with any mutual fund, there is no guarantee that the Fund's performance will be positive over any period of time, either short-term or long-term. Also, an investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

TOTAL RETURNS. The Fund has not commenced operations as of the date of this Prospectus and therefore does not have historical performance data.

FEES AND EXPENSES OF THE FUND

This table describes the fees and estimated expenses that you may pay if you buy and hold shares of the Fund.

SHAREHOLDER FEES (fees paid directly from your investment)

Maximum Sales Charge Imposed on Purchases	NONE
Maximum Deferred Sales Charge	NONE
Maximum Sales Charge Imposed on Reinvested Dividends	NONE
Redemption Fee on Shares held 90 days or less (as a percentage of the redemption amount)*	1.00%
Exchange Fee	NONE

* In addition, we charge a $15.00 fee for all payments by wire made through the Fund's transfer agent.

ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from Fund assets)

Investment Advisory Fees	0.375%
Other Expenses*	0.475%
Total Annual Fund Operating Expenses**	0.85%

* "Other Expenses" include an annual fee of 0.375% of the Fund's average daily net assets paid to FBR National Bank & Trust, the provider of transfer agency, dividend-disbursing, custodial and other shareholder services to the Fund. The IPAA, as the administrator for the Index, is responsible for maintaining the Index and providing the Fund with information concerning the Index. For its services, the IPAA is paid an annual fee of 0.10% of the Fund's average daily net assets.

** FBR Fund Advisers, Inc. (the "Adviser") has agreed in writing to waive a portion of its investment advisory fees and assume certain expenses of the Fund to the extent annual fund operating expenses exceed 0.85% of the Fund's average daily net assets. The Adviser has agreed to maintain this expense limitation through February 28, 2003.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example also assumes that your investment has a 5% return each year, that the Fund's operating expenses remain the same and that the Adviser's agreement to limit expenses, as noted above, does not remain in effect past February 28, 2003. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$ 87	$ 271

INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES
AND RELATED RISKS

OBJECTIVE. The investment objective of the FBR/IPAA Energy Index Fund is long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES. The Fund is designed as a common stock index fund and intends to invest at least 85% of its net assets in the common stocks of the companies that comprise the Index. No attempt is made to manage the Fund's portfolio actively in the traditional sense, using economic, financial or market analysis; nor will the adverse financial situation of a company directly result in its elimination from the portfolio unless the company is removed from the Index. The common stocks included in the Fund reflect the weighted market values of the companies comprising the Index, with certain limitations. The weighted market value of a company, and therefore each company's proportion of the Index, is determined by multiplying the number of outstanding shares of common stock on each date the Index is calculated (the "Index Date") by the market price of the stock divided by the total market capitalization of the Index on the Index Date. Any Index component that has a weighted market capitalization in excess of 5% will be capped at 5%. The percentage of the Fund's assets to be invested in each company's stock contained within the Index is approximately the same as the percentage the stock represents in the Index. To avoid deviation in the Fund's performance from the Index, the Fund will seek to invest substantially all of its assets in the stocks of the Index. Although there is no predetermined acceptable range of deviation between the performance of the Index and that of the Fund, the Fund will attempt to achieve a correlation of approximately 95% or better between its total return and that of the Index. One hundred percent correlation would mean the total return of the Fund would increase and decrease exactly the same as the Index. If a deviation occurs, it may be the result of various expenses incurred by the Fund, such as management fees, transaction costs and other operating expenses. In addition, a deviation between the performance of the Fund and the Index may occur due to the timing and amount of Fund shareholder purchases and redemptions, as well as the amount of Fund assets held in cash and short-term investments.

Up to 15% of the Fund's assets may be maintained in short-term investments to provide for liquidity, such as U.S. Government securities, high quality bank money market instruments and repurchase agreements. In addition, from time to time the Fund may, without limit, take temporary defensive positions in response to adverse market, economic, political or other conditions. To the extent the assets of the Fund are invested in temporary defensive positions, the Fund may not achieve its investment objective. For temporary defensive purposes, the Fund may invest in cash and/or short-term obligations. Although not a principal investment strategy, the Fund may also lend portfolio securities for the purpose of earning additional income.

PRINCIPAL RISKS. The Fund's Adviser does not select stocks for investment based on its judgment of their individual future returns, but instead generally invests in the common stocks of companies included in the Index. By employing a statistical approach that concentrates all investments in a single industry, the Fund is subject to those risks associated with the energy industry. Among the primary risks of this industry is the competitive risk associated with prices of alternative energy sources. For example, major energy customers such as industrial users and electric power generators often have the ability to switch between the use of coal, natural gas or fuel oil as an energy source. During periods when one type of fuel is economically advantageous, demand for any particular fuel may increase or decrease. This change in demand could have a positive or negative impact on the earnings of Index member companies. Additionally, weather may affect the earnings of companies in the energy industry. For example, a warmer winter could decrease the amount of energy used by heating customers and thereby reduce earnings of companies in the energy industry.

The energy industry also is sensitive to increased interest rates because of the capital-intensive nature of the industry. Typically, a significant portion of the financing of the energy industry's assets is obtained through debt. As interest rates increase, such debt scheduled to be refinanced would be accrued at higher rates thereby adversely affecting earnings. In addition, the profitability of the energy industry is tied to the overall economy. A weaker economy generally would result in a lower demand for various forms of energy and could have a negative impact on Index member companies' earnings. Finally, since the United States is dependent on foreign energy sources, primarily oil, the energy industry may be affected by risks associated with international economic and political events affecting the availability and pricing of foreign energy sources.

Because the Fund primarily invests in stocks, it is also subject to market risk. Stock prices in general may decline over short or extended periods not only due to company specific developments, but also due to an economic downturn, a change in interest rates, or a change in investor sentiment, regardless of the success or failure of an individual company's operations. Stock markets tend to run in cycles with periods when prices generally go up, known as "bull" markets, and periods when stock prices generally go down, know as "bear" markets.

Loss of money is a risk of investing in any mutual fund. Because the Fund invests mostly in equity securities, rises and falls in the stock market in general, as well as in the value of particular equity securities held by the Fund, can affect the Fund's performance. Your investment in the Fund is not guaranteed. The net asset value of the Fund will change daily and you might not recoup the amount you invest in the Fund.

The Statement of Additional Information (see back cover) contains more information about the Fund's investment strategies and related risks.

INVESTMENT ADVISER

FBR Fund Advisers, Inc., located at Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209, serves as the investment adviser to the Fund. The Adviser directs the investment of the Fund's assets, subject at all times to the supervision of the Board of Trustees (the "Board") of the FBR Family of Funds (the "Trust") and is responsible for the purchase and sale of the Fund's investments. An Adviser Group makes the investment decisions for the Fund, and therefore no one person is primarily responsible for making such decisions.

The Adviser was organized as a Delaware corporation in 1996 and is registered with the Securities and Exchange Commission as an investment adviser. It manages approximately $200 million on behalf of the Trust. In addition, the Adviser serves as investment adviser to the American Gas Index Fund, Inc., a registered investment company with assets of approximately $230 million. The Adviser is a subsidiary of Friedman, Billings, Ramsey Group, Inc., a financial services holding company. The Adviser and its asset management affiliates manage approximately $1.5 billion for numerous clients, including individuals, banks and thrift institutions, investment companies, pension and profit sharing plans and trusts, estates and charitable organizations.

Pursuant to its Investment Advisory Agreement with the Trust, for its services to the Trust, the Adviser is entitled to receive a monthly fee, at an annual rate of 0.375% of the average daily net assets of the Fund. The Adviser may periodically waive all or a portion of its advisory fee.

INVESTING IN THE FUND

All purchases and redemptions of the Fund's shares are made at the Fund's net asset value per share next determined after receipt of the order. You pay no sales charges to invest in the Fund.

DETERMINATION OF NET ASSET VALUE

Your price for Fund shares is the Fund's net asset value per share ("NAV"), which is computed daily as of the close of regular trading on the New York Stock Exchange (the "NYSE") (normally 4:00 p.m., Eastern time) on each day that the NYSE is open (a "Business Day"). The Fund determines its net asset value by dividing the value of its net assets (i.e., assets less liabilities) by the total number of Fund shares outstanding. The Fund's investments are valued based on current market value. When market quotations are not readily available, the Fund uses fair value as determined under procedures established by the Board.

Purchase orders received by FBR Investment Services, Inc. (the "Distributor"), any dealer that has a sales agreement with the Distributor (an "Authorized Broker Dealer") or the Transfer Agent prior to the close of regular trading on the NYSE on any Business Day, are priced according to applicable NAV determined on that date. Purchase orders received after the close of regular trading on the NYSE are generally priced as of the time the NAV is next determined.

HOW TO BUY SHARES

SUBSCRIPTION PERIOD

Investments in the Fund may be made during an initial subscription period beginning on the date of this Prospectus and lasting up to 60 days therefrom (the "Subscription Period"). The Fund reserves the right to shorten or lengthen the Subscription Period at the Fund's discretion. Fund shares subscribed for during the Subscription Period will be priced at the Fund's opening NAV of $10 per share. Subscriptions in the Fund made during the Subscription Period will be held in an escrow account until the Subscription Period ends and the Fund becomes operational. Subscriptions made in cash will be invested in an interest-bearing U.S. Government money market fund. If certain subscription levels in the Fund, as determined by Fund management, are not reached by the end of the Subscription Period, the Fund may determine to refund subscriptions, and not become operational.

GENERAL

You may buy shares of the Fund on any Business Day. The minimum initial investment is $2,000, or $1,000 if the investment is for IRAs, or pension, profit-sharing or other employee benefit plans ("Retirement Plans"). Additional investments must be at least $100. The Fund reserves the right to reject any purchase order or vary the initial and subsequent investment minimums at any time.

BUYING SHARES THROUGH THE DISTRIBUTOR, OTHER AUTHORIZED BROKER-DEALERS OR INVESTMENT PROFESSIONALS

You may buy shares through a brokerage account maintained with the Distributor or any Authorized Broker-Dealer. If you buy shares this way, the price will be the Fund's net asset value next determined after a purchase order is received by the Distributor or an Authorized Broker-Dealer. Payment is generally due on the next Business Day. Please also note that you must provide a certified Taxpayer Identification Number (a "TIN") upon opening or reopening an account. *See* "Taxes."

To buy shares through the Distributor or an Authorized Broker-Dealer, you may send a check, Federal Reserve Draft or wire Federal Funds. The Distributor or an investor's Authorized Broker-Dealer is responsible for forwarding purchase information and payment promptly to the Fund.

Shareholders whose shares are held through a brokerage account who desire to transfer such shares to another brokerage account should contact their current broker to effect the transfer.

Some broker-dealers (other than the Distributor), financial institutions, securities dealers, financial planners and other industry professionals (collectively, "Investment Professionals") may charge their clients direct fees or impose conditions on investments in addition to or different from those described in this Prospectus. You should contact your Investment Professional concerning these fees and conditions (if any). Investment Professionals are solely responsible for promptly transmitting purchase and redemption orders to the Fund.

BUYING SHARES THROUGH THE TRANSFER AGENT

To purchase shares through FBR National Bank & Trust ("FBR National" or "Transfer Agent"), you should complete the application (the "Application") accompanying this Prospectus and forward it with payment by check or Federal Reserve Draft payable to the order of "FBR Family of Funds" c/o FBR National Bank & Trust, 4922 Fairmont Avenue, Bethesda, Maryland 20814. You may make additional purchases of shares by mailing a check or Federal Reserve Draft payable to the order of "FBR Family of Funds" to the same address. The name of the Fund must appear on the check or Federal Reserve Draft. Federal Reserve Drafts are available at national banks or any state bank that is a member of the Federal Reserve System. If you pay for shares by check, the shares will be priced at the NAV next determined after the Transfer Agent receives the check in proper form. You may not purchase shares by submitting a check issued by a third party and endorsed over to the Fund.

You may also buy shares by having your bank or broker wire Federal Funds to the Transfer Agent. The bank or broker may charge you a fee for this service. If you are sending Federal Funds by wire for an initial investment, please call the Transfer Agent at 1-800-821-3460 for instructions. You will still need to fully complete and sign the Application and mail it to us at the address shown above. The Transfer Agent will not process redemptions until it receives a fully completed and signed Application.

You should also notify the Transfer Agent before wiring funds for additional purchases.

IN-KIND PURCHASES

You may buy shares of the Fund "in-kind" through a transfer of securities as payment for the shares, if approved in advance by the Adviser. Securities used to purchase Fund shares must be appropriate investments for the Fund, must be consistent with the Fund's investment objective and policies, and must have readily available market quotations. The securities will be valued in accordance with the Fund's policy for calculating net asset value, determined as of the close of business the day on which the securities are received by the Fund in salable form. Whether the Fund will accept particular securities as payment will be decided in the sole discretion of the Adviser. If you are considering buying shares in this manner, please call 1-888-888-0025.

SYSTEMATIC INVESTMENT PLAN

The Systematic Investment Plan allows you to buy shares of the Fund at regular intervals. If your bank or other financial institution allows automatic withdrawals, you may buy shares by having a designated account debited in a specified amount once a month, on or about the twentieth day of the month. Only an account maintained at a domestic financial institution which is an Automated Clearing House member may be used for participation in the Systematic Investment Plan. If you want to participate in the Systematic Investment Plan, please call the Transfer Agent at 1-800-821-3460 to obtain the appropriate forms. The Systematic Investment Plan does not assure a profit and does not protect against loss in declining markets. Since the Systematic Investment Plan involves the continuous investment in the Fund regardless of fluctuating price levels of the Fund's shares, you should consider your financial ability to continue to purchase through periods of low price levels. The Fund may modify or terminate the Systematic Investment Plan at any time or charge a service fee. No fee is currently charged or contemplated.

HOW TO REDEEM SHARES

GENERAL

You may redeem (sell) your shares on any Business Day. When the Fund receives a request in proper form, it will redeem the shares at the next determined NAV. The Fund generally does not impose any charges when you redeem your shares. However, if you redeem shares within 90 days of buying them, the Fund will charge a redemption fee of 1% of the dollar amount redeemed.

The Fund ordinarily will make payment for all shares redeemed within three days after it receives a redemption request in proper form. However, if you purchased Fund shares by check and then submit a redemption request by mail, the redemption proceeds will not be paid until your check has cleared, which may take up to 15 days.

Your account may be redeemed after 60 days' written notice to you if your account's value has fallen below $1,000 due to redemptions. If you receive notice that your account will be redeemed, you may avoid the redemption by investing additional amounts in your account to bring the balance over $1,000.

REDEEMING THROUGH THE DISTRIBUTOR, AUTHORIZED BROKER-DEALERS OR INVESTMENT PROFESSIONALS

If you hold Fund shares through a brokerage account, you must submit redemption requests to your account executive or Authorized Broker-Dealer, either in person or by telephone, mail or wire. As the Fund's agent, the Distributor or another Authorized Broker-Dealer may honor a redemption request by repurchasing Fund shares from you at the NAV next computed after the Distributor or Authorized Broker-Dealer receives your request. Under normal circumstances, redemption proceeds will be paid by check or credited to your brokerage account within three days. The Distributor and Authorized Broker-Dealers are responsible for promptly sending redemption requests to the Transfer Agent. You may also place redemption requests through an Investment Professional, who might charge a fee for this service.

REDEEMING THROUGH THE TRANSFER AGENT

REDEMPTION IN WRITING. If you do not hold shares through a brokerage account and you wish to redeem shares, you may redeem your shares through the Transfer Agent by sending a written request in proper form directly to: FBR Family of Funds, c/o FBR National Bank & Trust, 4922 Fairmont Avenue, Bethesda, Maryland 20814. Include the following information in your redemption request:

- the name of the Fund and account number you are redeeming from;
- your name(s) and address as it appears on your account;
- the dollar amount or number of shares you wish to redeem;
- your signature(s) as it appears on your account; and
- a daytime telephone number.

All persons in whose names the shares are registered must sign any request for redemption. We require a signature guarantee if the proceeds of the redemption would exceed $50,000, if the proceeds are not to be paid to the record owner at the address of record, or if the shareholder is a corporation, partnership, trust or fiduciary. We accept signature guarantees from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations participating in a medallion program. The three recognized medallion programs are Securities Transfer Agent Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP), and New York Stock Exchange, Inc. Medallion Signature Program (MSP). SIGNATURE GUARANTEES RECEIVED FROM NON-PARTICIPATING INSTITUTIONS WILL NOT BE ACCEPTED. If you redeem shares within 30 days of a change in your address of record, a signature guarantee will be required. You may call the Transfer Agent at 1-800-821-3460 to determine whether a particular institution is eligible to guarantee your signature.

Generally, a properly signed written request with any required signature guarantee is all that is required for a redemption. In some cases, however, other documents may be necessary. For example, additional documentary evidence of authority is required for a redemption by a corporation, partnership, trust, fiduciary, executor or administrator.

REDEMPTION BY TELEPHONE/PAYMENT BY WIRE TRANSFER. You may redeem shares by telephone if you elected this option on your initial Application, or if you have filed a Telephone Authorization with the Transfer Agent. You may obtain a Telephone Authorization from the Transfer Agent by calling 1-800-821-3460.

If you redeem shares by telephone, we will mail a check for the redemption proceeds to your registered address unless you have designated in your Application or Telephone Authorization that redemption proceeds are to be sent by wire transfer to a specific checking or savings account. In that case, if we receive a telephone redemption request before the close of a Business Day (normally 4:00 p.m. Eastern time), we will wire the redemption proceeds to your bank account on the next day that a wire transfer can be effected. We charge a transaction fee of $15.00 for payments by wire. The Distributor and the Transfer Agent reserve the right to refuse a telephone redemption if they consider it appropriate.

During times of drastic economic or market conditions, you may find it difficult contacting the Distributor or Authorized Dealers by telephone to request a redemption of Fund shares. In those cases, you should consider using the other redemption procedures described above. However, if you use these other redemption procedures, your redemption request may be processed at a later time than it would have been if you had redeemed your shares by telephone. During the delay, the Fund's NAV may fluctuate.

The Fund will take measures to make sure that telephone instructions are genuine. These measures may include asking for name, account number, social security or other taxpayer identification number and other relevant information, and following up with a written confirmation to the address of record. If the Fund does not use such procedures, it may be liable for any losses due to unauthorized or fraudulent telephone instructions. If appropriate measures are taken, neither the Fund nor the Transfer Agent will be responsible for any losses that may occur to any account due to an unauthorized telephone call.

REDEMPTION IN-KIND

The Fund reserves the right to make a "redemption in-kind" payment in portfolio securities rather than cash if the amount you are redeeming is large enough to affect Fund operations (for example, if it represents more than 1% of the Fund's assets).

AUTOMATIC WITHDRAWAL

The Fund has an automatic withdrawal program, which allows you to withdraw a specified dollar amount (minimum of $100) on either a monthly or quarterly basis if you have a $10,000 minimum account balance. We will redeem shares in your account for this purpose. As with other redemptions, we will charge a 1% fee for shares held less than 90 days. You may obtain an application for automatic withdrawal from the Distributor or the Transfer Agent. You may cancel the automatic withdrawal at any time. The Fund or the Transfer Agent may modify or terminate this option at any time.

SHAREHOLDER SERVICES

CROSS-REINVESTMENT OF DIVIDENDS AND DISTRIBUTIONS

You may elect to reinvest dividends and capital gain distributions paid by the Fund in shares of any of the other FBR Funds or the Fund for Government Investors, a money market fund. This option is available if the value of your account(s) in the Fund that is paying the dividend is at least $5,000. Shares of the fund acquired in this manner are subject to the minimum initial investment for that fund. If the first purchase by cross-reinvestment is not large enough to meet the minimum for the fund you are acquiring, you may commit to continue cross-reinvestment until the value of your account with that fund reaches the minimum level.

TAX-SHELTERED RETIREMENT PLANS

The Fund offers its shares to retirement plans, including IRA plans for individuals and their non-employed spouses, IRA plans for employees in connection with employer sponsored SEP, SAR-SEP and SIMPLE IRA plans, 403(b) plans and defined contribution plans such as 401(k) Salary Reduction Plans. You may obtain detailed information concerning these plans from the Transfer Agent, including information on fees and taxes. You should read this information carefully, and it may be advisable for you to consult an attorney or tax adviser.

EXCHANGE PRIVILEGE

You may exchange your shares of the Fund at NAV for shares of any of the other FBR Funds or the Fund for Government Investors, a money market fund. You should obtain and read the prospectus of the fund you want to acquire in an exchange. The exchange privilege may be modified or withdrawn at any time upon 60 days notice to shareholders and is subject to certain limitations.

If you wish to make an exchange, you may do so by sending a written request to the Transfer Agent. You will automatically be provided with telephone exchange privileges when you open your account, unless you indicate on the account Application that you do not wish to use this privilege. You may add a telephone exchange feature to an existing account that previously did not provide for this option. A Telephone Exchange Authorization Form for this purpose is available from the Transfer Agent. Once this election has been made, you may simply contact the Transfer Agent at 1-800-821-3460 to request the exchange.

If you do not currently own shares of a fund whose shares you wish to acquire, we will establish a new account with the same registration, dividend and capital gains options as your current account. If you want different options for the new account, you must specify this in writing, with all signatures guaranteed as described above. *See* "Redemption In Writing" above.

For federal income tax purposes, an exchange is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your own tax adviser concerning the tax consequences of an exchange.

If an exchange is to a new fund, the dollar value of shares acquired must meet the fund's minimum investment for a new account; if the exchange is to an existing account, the dollar value must equal or exceed the fund's minimum for subsequent investments. Any amount that remains in a Fund account after an exchange must not drop below the minimum account value required by the Fund.

OTHER IMPORTANT INVESTMENT INFORMATION

DIVIDENDS AND DISTRIBUTIONS

The Fund ordinarily pays dividends from its net investment income and distributes net realized capital gains, if any, once a year. The Fund may make additional distributions if necessary to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code").

You may choose to have dividends and distributions of the Fund paid to you in (i) cash, (ii) additional shares of the Fund or (iii) shares of any other FBR Fund or the Fund for Government Investors, a money market fund. (*See* "Shareholder Services Cross-Reinvestment of Dividends and Distributions.") You should make this election on your Account Application but you may change your election by giving written notice to the Transfer Agent at any time prior to the record date for a particular dividend or distribution. If you do not choose otherwise, all dividends and distributions will be reinvested in the Fund.

TAXES

FEDERAL TAXES

The Fund plans to distribute all of its net investment income and net realized capital gains, if any, in accordance with the timing requirements of the Code, so that the Fund will not be subject to U.S. federal income taxes or the 4% U.S. federal excise tax on undistributed income.

Distributions by the Fund of its net investment income and the excess, if any, of its net realized short-term capital gains over its net realized long-term capital loss are taxable to you as ordinary income. These distributions are treated as ordinary income for federal income tax purposes, but only a portion of the amount may qualify for the 70% dividends-received deduction for corporate shareholders. Distributions by the Fund of the excess, if any, of its net realized long-term capital gains over its net realized short-term capital loss are designated as capital gains distributions and are taxable to shareholders as long-term capital gains, regardless of the length of time you have held your shares. Those distributions are not eligible for the dividends-received deduction. If you sell shares in the Fund at a loss before holding such shares for more than six months, the loss will be treated as a long-term capital loss to the extent that you have received a capital gains distribution on those shares. Distributions will be treated in the same manner for U.S. federal income tax purposes whether you receive them in cash or in additional shares. Distributions received by shareholders of the Fund in January of a given year will be treated as received on December 31 of the preceding year provided that they were declared to shareholders of record on a date in October, November, or December of the preceding year. The Fund sends tax statements to its shareholders (with copies to the Internal Revenue Service (the "IRS")) by January 31 showing the amounts and tax status of distributions made (or deemed made) during the preceding calendar year.

OTHER TAX INFORMATION

The information above is only a summary of some of the U.S. federal income tax consequences generally affecting the Fund and its U.S. shareholders, and we have made no attempt to discuss individual tax consequences. Before investing, you should also review the more detailed discussion of U.S. federal income tax considerations in the Statement of Additional Information. In addition to the U.S. federal income tax, you may be subject to state or local taxes on your investment in the Fund, depending on the laws of your state or local jurisdiction. IF YOU ARE CONSIDERING AN INVESTMENT IN THE FUND, YOU SHOULD CONSULT YOUR TAX ADVISER TO DETERMINE WHETHER THE FUND IS SUITABLE TO YOUR PARTICULAR TAX SITUATION.

When you sign your Account Application, you are asked pursuant to IRS regulations to provide your correct social security or taxpayer identification number and other required certifications. If you do not comply with IRS regulations, the IRS requires the Fund to withhold 30% of amounts distributed to you by the Fund as dividends or in redemption of your shares. Because your tax treatment as a shareholder depends on your purchase price and your individual tax position, you should keep your regular account statements for use in determining your tax.

ADDITIONAL INFORMATION

The Statement of Additional Information contains additional information about the Fund's operations and is available free of charge, upon request. The information presented in the Statement of Additional Information is incorporated by reference into this Prospectus.

To request a free copy of any of the materials described above, or to make other inquiries, contact us:

By telephone:	1-888-888-0025
By mail:	FBR Family of Funds Potomac Tower 1001 Nineteenth Street North Arlington, Virginia 22209
By e-mail:	info@fbrfunds.com
On the Internet:	http://www.fbr.com/funds/

Information about the Fund (including the Statement of Additional Information) can also be reviewed and copied at the Securities and Exchange Commission's ("Commission") Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Reports and other information about the Fund are available on the Commission's Internet site at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-0102.

Investment Company Act File No. 811-07665

STATEMENT OF ADDITIONAL INFORMATION

FBR FAMILY OF FUNDS

FBR/IPAA ENERGY INDEX FUND

_____, 2002

FBR Family of Funds
Potomac Tower
1001 Nineteenth Street North
Arlington, Virginia 22209
Toll-Free Telephone: 1-888-888-0025

This Statement of Additional Information ("SAI") is not a Prospectus, but should be read in conjunction with the Prospectus of the FBR/IPAA Energy Index Fund dated _____, 2002, as supplemented from time to time (the "Prospectus"). This SAI is incorporated by reference in its entirety into the Prospectus. Copies of the SAI and Prospectus may be obtained at no charge by writing or calling the address or phone number shown above.

TABLE OF CONTENTS

GENERAL INFORMATION

The FBR Family of Funds (the "Trust") is an open-end management investment company. The Trust currently consists of five series of units of beneficial interest ("shares"). The outstanding shares represent interests in the FBR Financial Services Fund, FBR Small Cap Financial Fund and FBR/IPAA Energy Index Fund, which are diversified series of the Trust, and FBR Small Cap Value Fund and FBR Technology Fund, which are non-diversified series of the Trust. The information contained in this SAI exclusively concerns the FBR/IPAA Energy Index Fund (the "Fund") and expands on subjects discussed in the Fund's Prospectus. Capitalized terms not defined herein are used as defined in the Prospectus. No investment in shares of the Fund should be made without first reading the Prospectus.

INVESTMENT OBJECTIVES AND POLICIES

Additional Information Regarding Fund Investments and Policies

The following descriptions supplement the descriptions of the investment policies of the Fund set forth in the Prospectus. The Fund's investments in the following securities and other financial instruments are subject to the investment policies and limitations described in the Prospectus and this SAI.

Index Methodology

The IPAA Energy Index (the "Index") is currently comprised of the common stocks of approximately 85 publicly-traded companies headquartered in the United States that are corporate members of the Independent Petroleum Association of America ("IPAA"). These companies are engaged primarily in the exploration for, or the production, distribution, supply or servicing of, oil or natural gas.

The Index is calculated using a base-weighted methodology. In other words, the Index reflects the total market value of all of the common stock of the companies comprising the Index relative to the initial or "base period" value of the Index.

The market value of a company is determined by multiplying the number of outstanding shares of common stock (adjusted for stock splits, stock dividends, recapitalizations or similar events) of each company comprising the Index by the stock price on each date the Index is calculated (the "Index Date"). The sum of all of the market values of the Index companies results in the Index market value.

The Index is calculated on at least a monthly basis. To calculate the Index, the Index market value is divided by a number called an Index divisor. The initial Index divisor is an arbitrary number used to establish the base period value of the Index. The Index divisor is used in Index maintenance and may be subsequently modified to account for certain events affecting the Index market value, such as additions or deletions of Index companies, stock offerings, share repurchases and spinoffs. The Index divisor provides a link to the base period value of the Index and keeps the Index comparable over time.

The percentage of the Index represented by each Index company's market value on an applicable Index Date ("Index Percentage") is determined by dividing such company's market value by the Index market value. An Index company will be capped at an Index Percentage of five percent (5%) of the Index market value, with any amounts in excess of five percent (5%) being apportioned ratably among all other Index companies.

Portfolio Management

FBR Fund Advisers (the "Adviser") seeks to purchase sufficient shares of each Index member company's common stock such that its proportion of the Fund's assets will substantially equal that stock's proportion of the Index. The Adviser will monitor the Fund's securities holdings so that those holdings reflect the composition of the Index. As market conditions dictate, and as significant shareholder purchases and redemptions occur, the Adviser will buy or sell stocks to maintain holdings of each Index member company to reflect proper weightings within the Index. In both rising and falling markets, the Fund will attempt to achieve a correlation of approximately 95% or better between its total return and that of the Index. One hundred percent correlation would mean the total return of the Fund's assets would increase and decrease exactly the same as the Index.

To minimize brokerage and transaction expenses, the Adviser will make adjustments to the Fund in accordance with the following methodology: (1) comparison of the actual composition of the Fund to the Index will be made daily; (2) adjustments to the holdings of any single stock will generally be made at least weekly whenever the actual proportion of that stock in the Fund varies by more than 0.5% of the weighting of that stock in the Index; (3) the percentage of each holding in the Fund is calculated based on the Fund's net assets. For example, if Stock A represented 3% of the total weighting in the Index at the close of business, adjustments to the holdings of Stock A will be made if the value of Stock A is greater than 3.5% or less than 2.5% of the Fund's net assets; and (4) adjustments may be made at other times even though these tolerances are not exceeded if the adjustment can be made without incurring unreasonable transaction expenses.

Risks Associated with Fund Energy-Related Investments

The principal risks associated with the Fund's investments in energy-related stocks are described in the Fund's prospectus and are incorporated herein. Additional risks associated with such investments are energy conservation efforts, environmental considerations, the success of energy exploration projects, the tax and regulatory policies of domestic and foreign governments, and events in nature such as earthquakes, floods and fires.

Other Fund Investments

As stated in the Fund's prospectus and discussed above, the Fund is designed as a common stock index fund and intends to invest at least 85% of its net assets in the common stocks of companies comprising the Index. In addition to the Fund's principal investment strategies, the Fund may invest up to 15% of the Fund's assets in short-term investments to provide for liquidity. These short-term investments will be in the form of U.S. Government securities, high quality bank money market instruments and repurchase agreements. A description of these investments and their corresponding risks follow.

U.S. Government Securities

There are three major classifications of U.S. Government securities in which the Fund may invest:

U.S. Treasury Securities

U.S. Treasury securities are direct obligations of the U.S. Government and are backed by the full faith and credit of the U.S. Treasury. U.S. Treasury securities differ only in their interest rates, maturities and dates of issuance. Treasury Bills have maturities of one year or less. Treasury Notes have maturities of one to ten years, and Treasury Bonds generally have maturities of greater than ten years at the date of issuance. Yields on short, intermediate, and long-term U.S. Treasury securities are dependent on a variety of factors, including the general conditions of the money and bond markets, the size of a particular offering, and the maturity of the obligation.

Government Agency Securities

Government agency securities, often called agencies, are indirect obligations of the U.S. Government, and are issued by federal agencies and government-sponsored corporations under authority from Congress. Government agency securities may be backed by the full faith and credit of the federal government, which is the case with Government National Mortgage Association and Small Business Administration certificates, but are more often issued or guaranteed by the sponsoring agency. Some examples of government agency securities include, Export-Import Bank of the United States, the Federal Home Loan Bank and the Government National Mortgage Association.

Government-Sponsored Enterprises

Government-sponsored enterprises are characterized as privately owned and publicly chartered. These entities were created by the U.S. Government to help certain important sectors of the economy reduce their borrowing costs. The

U.S. Government does not directly back government-sponsored enterprise securities, although, in some instances, government-sponsored enterprise securities may benefit from indirect support. The Student Loan Marketing Association and Fannie Mae are two examples of government-sponsored enterprise securities.

Risks Associated with Investing in U.S. Government Securities

The U.S. Government is considered to be the best credit-rated issuer in the debt markets. Since U.S. Treasury securities are direct obligations of the U.S. Government, there is minimal credit risk. While most other government-sponsored securities are not direct obligations of the U.S. Government (some are guaranteed), they are also considered to offer little credit risk.

However, one type of risk that may effect the Fund's investment in U.S. Government securities is interest rate risk. For example, debt securities with longer maturities tend to produce higher yields and are generally subject to potentially greater capital appreciation and depreciation than obligations with shorter maturities and lower yields. The market value of U.S. Government securities generally varies inversely with changes in market interest rates. An increase in interest rates, therefore, would generally reduce the market value of any U.S. Government securities held by the Fund, while a decline in interest rates would generally increase the market value of these investments.

Bank Money Market Instruments

Description of Bank Money Market Instruments

Bank money markets are short-term obligations of depository institutions which provide high liquidity and a relatively risk-free way to earn interest on cash reserves.

Risks of Bank Money Market Instruments

Bank deposits and certificates of deposit are insured to $100,000 per depositor by the Bank Insurance Fund and the Savings Association Insurance Fund, units of the Federal Deposit Insurance Corporation ("FDIC"), and by the National Credit Union Administration ("NCUA"). The FDIC and NCUA are federally sponsored agencies.

Repurchase Agreements

Description of a Repurchase Agreement

A repurchase agreement is an agreement where a Fund acquires a debt security from a commercial bank or broker/dealer with the understanding that the Fund will sell the instrument back at an agreed-upon price and date (normally, the next business day). Essentially, a repurchase agreement may be considered a loan backed by securities. The resale price reflects an agreed-upon interest rate effective for the period the instrument is held by the Fund. In these transactions, the value of the securities acquired by the Fund (including accrued interest earned) must be greater than the value of the repurchase agreement itself. The securities are held by the Fund's custodian bank until repurchased.

Reasons to Use Repurchase Agreements

The Fund may invest in repurchase agreements secured by securities issued or guaranteed by the U.S. Government, its agencies and government-sponsored enterprises: (i) for defensive purposes due to market conditions; or (ii) to generate income from the Fund's excess cash balances. The Fund will only enter into repurchase agreements with member banks of the Federal Reserve System or primary dealers of U.S. Government securities.

Risks of Repurchase Agreements

The use of repurchase agreements involves certain risks. For example, if the other party to the agreement defaults on its obligations to repurchase the underlying security at a time when the value of the security has declined, the Fund may incur a loss when the security is sold. If the other party to the agreement becomes insolvent and subject to liquidation or reorganization the Fund may suffer a loss to the extent that the disposition of the underlying securities by the Fund is delayed pending court action. While the Adviser acknowledges these risks, it is expected that these risks can be controlled through monitoring procedures. These procedures include effecting repurchase transactions only with large, well-capitalized and well-established financial institutions whose condition will be continually monitored. In addition, the value of the collateral underlying the repurchase agreement will always be at least equal to the repurchase price, including any accrued interest earned in the repurchase agreement.

Securities Lending

The Fund may lend its portfolio securities to broker-dealers, banks or institutional borrowers of securities. A Fund must receive a minimum of 100% collateral, plus any interest due in the form of cash or U.S. Government securities. This collateral must be valued daily and should the market value of the loaned securities increase, the borrower must furnish additional collateral to the Fund. During the time portfolio securities are on loan, the borrower will pay the Fund any dividends or interest paid on such securities plus any interest negotiated between the parties to the lending agreement. Loans will be subject to termination by the Fund or the borrower at any time. While the Fund will not have the right to vote securities on loan, it will terminate the loan and regain the right to vote if that is considered important with respect to the investment. The Fund will only enter into loan arrangements with broker-dealers, banks or other institutions that the Adviser has determined are creditworthy under guidelines established by the Trustees. The Fund will limit its securities lending to 33 1/3% of total assets.

Borrowing

The Fund may borrow money for temporary or emergency purposes to fund redemptions provided that the total amount of any such borrowing does not exceed the maximum amount permitted under the Investment Company Act of 1940, as amended ("1940 Act") and applicable regulations and interpretations thereof or an exemptive order. Any borrowing by the Fund must be repaid before the Fund may make additional investments.


INVESTMENT LIMITATIONS AND RESTRICTIONS


The following investment restrictions are fundamental with respect to the Fund and may be changed only by a vote of a majority of the outstanding shares of the Fund as defined in the 1940 Act and described under "Additional Information."

The Fund May Not:

1. Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from investing in securities or other instruments backed by physical commodities).

2. Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business). Investments by the Fund in securities backed by mortgages on real estate or in marketable securities of companies engaged in such activities are not hereby precluded.

3. Issue any senior security as defined in the 1940 Act, except that (a) the Fund may engage in transactions that may result in the issuance of senior securities to the extent permitted under applicable regulations and interpretations of the 1940 Act or an exemptive order; (b) the Fund may acquire other securities, the acquisition of which may result in the issuance of a senior security, to the extent permitted under applicable regulations or interpretations of the 1940 Act; (c) subject to the restrictions set forth below, the Fund may borrow money as authorized by the 1940 Act.

4. Borrow money, except that the Fund may borrow money for temporary or emergency purposes provided that the total amount of any such borrowing does not exceed the maximum amount permitted under the 1940 Act and applicable regulations and interpretations thereof or an exemptive order. Any borrowing by the Fund must be repaid before the Fund may make additional investments.

5. Lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of publicly issued debt securities or to repurchase agreements.

6. Underwrite securities issued by others, except to the extent that the Fund may be considered an underwriter within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), in the disposition of restricted securities.

7. With respect to 75% of its total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, (a) more than 5% of the Fund's total assets would be invested in the securities of that issuer, or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

8. Purchase the securities of any issuer if, as a result, less than 25% of the Fund's total assets would be invested in the securities of issuers engaged primarily in the exploration for, and the production, distribution, supply or servicing of, various forms of energy. These limitations do not apply to securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities.

Non-Fundamental Restrictions of the Fund:

The following restrictions with respect to the Fund are not fundamental and may be changed by the Board of Trustees without the approval of shareholders:

1. The Fund will not purchase or retain securities of any issuer if the officers or Trustees of the Trust or the officers or directors of its investment adviser owning beneficially more than one half of 1% of the securities of such issuer together own beneficially more than 5% of such securities.

2. The Fund will not invest more than 15% of its net assets in illiquid securities. Illiquid securities are securities that are not readily marketable or cannot be disposed of promptly within seven days and in the usual course of business at approximately the price at which the Fund has valued them. Such securities include, but are not limited to, time deposits and repurchase agreements with maturities longer than seven days. Securities that may be resold under Rule 144A, securities offered pursuant to Section 4(2) of, or securities otherwise subject to restrictions on resale under the 1933 Act ("Restricted Securities"), shall not be deemed illiquid solely by reason of being unregistered. The Adviser determines whether a particular security is deemed to be liquid based on the trading markets for the specific security and other factors.

3. The Fund will not purchase securities on margin except for short-term credits necessary for clearance of portfolio transactions.

4. The Fund may invest up to 5% of its total assets in the securities of any one investment company, but may not own more than 3% of the securities of any one investment company or invest more than 10% of its total assets in the securities of other investment companies.

General. The policies and limitations listed above supplement those set forth in the Prospectus. Unless otherwise noted, whenever an investment policy or limitation states a maximum percentage of the Fund's assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the Fund's acquisition of such security or other asset except in the case of borrowing (or other activities that may be deemed to result in the issuance of a "senior security" under the 1940 Act). Accordingly, any subsequent change in values, net assets, or other circumstances will not be considered when determining whether the investment complies with the Fund's investment policies and limitations. If the value of the Fund's holdings of illiquid securities at any time exceeds the percentage limitation applicable at the time of acquisition due to subsequent fluctuations in value or other reasons, the Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity.

VALUATION OF PORTFOLIO SECURITIES

Portfolio securities are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices, except in the case of open short positions where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Short-term investments are carried at amortized cost, which approximates value. Any securities or other assets for which recent market quotations are not readily available are valued at fair value as determined in good faith by the Trust's Board of Trustees. Expenses and fees, including the management fee and distribution and service fees, are accrued daily and taken into account for the purpose of determining the net asset value ("NAV") of the Fund's shares.

Restricted securities, as well as securities or other assets for which market quotations are not readily available, or are not valued by a pricing service approved by the Board of Trustees, are valued at fair value as determined in good faith by the Board of Trustees. The Board of Trustees will review the method of valuation on a current basis. In making their good faith valuation of restricted securities, the Trustees generally will take the following factors into consideration: restricted securities which are, or are convertible into, securities of the same class of securities for which a public market exists usually will be valued at market value less the same percentage discount at which purchased. This discount will be revised periodically by the Board of Trustees if the they believe that the discount no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually will be valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Board of Trustees.

Determination of Net Asset Value. The Fund' NAV is computed each day the New York Stock Exchange ("NYSE") is open. In computing a Fund's NAV, all liabilities incurred or accrued are deducted from total assets. The resulting net assets are divided by the number of shares outstanding at the time of the valuation and the result (adjusted to the nearest cent) is the NAV per share.

NYSE Closings. The holidays (as observed) on which the NYSE is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

PERFORMANCE

From time to time the "average annual total return," "total return," and "total return at NAV" of an investment in Fund shares may be advertised. An explanation of how total returns are calculated and the components of those calculations are set forth below.

Total return information may be useful to investors in reviewing the Fund's performance. The Fund's advertisement of its performance must, under applicable Securities and Exchange Commission rules, include the average annual total returns for the Fund for the 1-, 5- and 10-year period (or the life of the Fund, if less) as of the most recently ended calendar quarter. This enables an investor to compare the Fund's performance to the performance of other funds for the same periods. However, a number of factors should be considered before using such information as a basis for comparison with other investments. An investment in the Fund is not insured; its total return is not guaranteed and normally will fluctuate on a daily basis. When redeemed, an investor's shares may be worth more or less than their original cost. Total return for any given past period are not a prediction or representation by the Trust of future rates of return on its shares. The total returns of the Fund are affected by portfolio quality, portfolio maturity, the type of investments the Fund holds and operating expenses.

Total Returns. The "average annual total return" is an average annual compounded rate of return for each year in a specified number of years. It is the rate of return based on the change in value of a hypothetical initial investment of $10,000 ("P" in the formula below) held for a number of years ("n") to achieve an Ending Redeemable Value ("ERV"), according to the following formula:

$$\mathrm{(ERV)}^{\frac{n}{---} }_{(P)} -1 = \text{AVERAGE ANNUAL TOTAL RETURN}$$

The cumulative "total return" calculation measures the change in value of a hypothetical investment of $10,000 over an entire period of years. Its calculation uses some of the same factors as average annual total return, but it does not average the rate of return on an annual basis. Total return is determined as follows:

$$\mathrm{(ERV)}\frac{}{---}_{(P)} -1 = \text{TOTAL RETURN}$$

The FBR/IPAA Energy Index Fund had not commenced operations as of the date of this SAI.

ADDITIONAL PURCHASE AND REDEMPTION INFORMATION

Shares may be purchased or redeemed through FBR Investment Services, Inc. ("FBR Services" or "Distributor") account executives, other authorized dealers or directly through the Trust's transfer agent FBR National Bank & Trust ("FBR National"), 4922 Fairmont Avenue, Bethesda, Maryland 20814. The minimum initial investment for the Fund is $2,000. Subsequent investments must be $100 or more. The minimum initial investment for Individual Retirement Accounts ("IRAs"), or pension, profit-sharing or other employee benefit plans is $1,000 and minimum subsequent investments are $100. Shares may be purchased at a price equal to their next determined NAV. The value of shares on redemption or repurchase may be more or less than the investor's cost, depending upon the market value of the portfolio securities at the time of redemption or repurchase. The Fund reserves the right to reject any purchase order or vary the initial and subsequent investment minimums at any time.

Redemptions Within 90 Days of Purchase. There is a 1% redemption fee on Fund shares redeemed which have been held 90 days or less.

Redemption In-Kind. Although the Fund intends to redeem shares in cash, the Fund reserves the right under certain circumstances to pay the redemption price in whole or in part by a distribution of securities from the Fund. To the extent available, such securities will be readily marketable. Redemption in kind will be made in conformity with applicable Commission rules, taking such securities at the same value employed in determining NAV and selecting the securities in a manner the Trustees determine to be fair and equitable. The Fund has elected to be governed by Rule 18f-1 of the 1940 Act under which the Fund is obligated to redeem shares for any one shareholder in cash only up to the lesser of $250,000 or 1% of the Fund's NAV during any 90-day period. A shareholder will incur brokerage costs in disposing of securities acquired when the redemption price is paid in whole or in part by a distribution of securities.

Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed: (a) during any period when the NYSE is closed (other than customary weekend and holiday closings); (b) when trading in the markets the Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the Commission so that disposal of the Fund's investments or determination of its NAV is not reasonably practicable; or (c) for such other periods as the Commission by order may permit to protect Fund shareholders.

DIVIDENDS AND DISTRIBUTIONS

The Fund ordinarily declares and pays dividends from its net investment income. The Fund distributes substantially all of its net investment income and net capital gains, if any, to shareholders within each calendar year as well as on a fiscal year basis to the extent required for the Fund to qualify for favorable federal tax treatment. The amount of distributions may vary from time to time depending on market conditions and the composition of the Fund's portfolio.

For this purpose, the net income of the Fund, from the time of the immediately preceding determination thereof, shall consist of all interest income accrued on the portfolio assets of the Fund, dividend income, if any, income from securities loans, if any, and realized capital gains and losses on the Fund's assets, less all expenses and liabilities of the Fund chargeable against income. Interest income shall include discount earned, including both original issue and market discount, on discount paper accrued ratably to the date of maturity. Expenses, including the compensation payable to the Adviser, are accrued each day. The expenses and liabilities of the Fund shall include those appropriately allocable to the Fund.

TAXES

It is the policy of the Fund to seek to qualify for the favorable tax treatment accorded regulated investment companies ("RICs") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") for so long as such qualification is in the best interests of its shareholders. By following such policy and distributing its income and gains currently with respect to each taxable year, the Fund expects to eliminate or reduce to a nominal amount the federal income and excise taxes to which it may otherwise be subject.

In order to qualify as a RIC, the Fund must, among other things, (1) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock or securities, foreign currencies or other income (including gains from options, futures or forward contracts) derived with respect to its business of investing in stock, securities or currencies; (2) diversify its holdings so that at the end of each quarter of its taxable year (a) at least 50% of the market value of the Fund's assets is represented by cash or cash items, U.S. Government securities, securities of other RICs and other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. Government securities) or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses. If the Fund qualifies as a RIC, it will not be subject to federal income tax on the part of its net investment income and net realized capital gains, if any, that it distributes to shareholders with respect to each taxable year within the time limits specified in the Code.

A non-deductible excise tax is imposed on RICs that do not distribute in each calendar year an amount equal to 98% of their ordinary income for the year plus 98% of their capital gain net income for the 1-year period ending on October 31 of such calendar year. The balance of such income must be distributed during the following calendar year. If distributions during a calendar year are less than the required amount, the Fund is subject to a non-deductible excise tax equal to 4% of the deficiency.

The Fund will be required in certain cases to withhold and remit to the U.S. Treasury 30% of taxable dividends paid to any shareholder who has failed to provide a (or has provided an incorrect) tax identification number, or is subject to withholding pursuant to a notice from the IRS for failure to properly include on his or her income tax return payments of interest or dividends. This "backup withholding" is not an additional tax, and any amounts withheld may be credited against the shareholder's ultimate U.S. tax liability.

Information set forth in the Prospectus and this SAI that relates to federal taxation is only a summary of certain key federal tax considerations generally affecting purchasers of shares of the Fund. No attempt has been made to present a complete explanation of the federal tax treatment of the Fund or its shareholders, and this discussion is not intended as a substitute for careful tax planning. Accordingly, potential purchasers of shares of the Fund are urged to consult their tax advisers with specific reference to their own tax circumstances. In addition, the tax discussion in the Prospectus and this SAI is based on tax law in effect on the date of the Prospectus and this SAI; such laws and regulations may be changed by legislative, judicial or administrative action, sometimes with retroactive effect.

TRUSTEES AND OFFICERS

Board of Trustees. Overall responsibility for management of the Fund rests with the Board of Trustees ("Trustees" or "Board"). There are currently three Trustees, all of whom are not "interested persons" of the Fund within the meaning of that term under the 1940 Act ("Independent Trustees"). The Trustees, in turn, elect the officers of the Fund to actively supervise its day-to-day operations. Information about the Trustees of the Fund is included in the following table.

Name, Age and Address	Position Held With the Fund	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years	Beneficial Ownership of Fund Shares
Michael A. Willner, 45 11521 Potomac Road Lorton, VA 22079	Trustee	Indefinite Term June 1997-Present	CEO AlphaGrip, Inc. January 2001 to present; President, Catalyst Advisers, Inc. from September 1996 to December 2000; President, Federal Filings, Inc. from July 1986 to July 1995. Trustee of four funds within the FBR Family of Funds' complex. Trustee or Director of Fund for Government Investors, Fund for Tax-Free Investors, Inc., American Gas Index Fund, Inc., and The Rushmore Fund, Inc. since June 2000.	None
F. David Fowler, 68 9724 Beman Woods Way Potomac, MD 20854	Trustee	Indefinite Term June 1997-Present	Retired, 1997. Dean, The George Washington University School of Business and Public Management, 1992-1997; Partner, KPMG Peat Marwick from October 1969 to June 1992. Trustee of four funds within the FBR Family of Funds' complex. Trustee or Director of Fund for Government Investors, Fund for Tax-Free Investors, Inc., American Gas Index Fund, Inc., and The Rushmore Fund, Inc. since June 2000.	None
Louis T. Donatelli, 68 9490 River Road Potomac, MD 20854	Trustee	Indefinite Term June 2001-Present	Chairman of Donatelli and Klein, Inc. since 2001 (President 1973-2001). Trustee of four funds within the FBR Family of Funds' complex. Trustee or Director of Fund for Government Investors, Fund for Tax-Free Investors, Inc., and The Rushmore Fund, Inc. since 1989. Director of the American Gas Index Fund, Inc. since June 2000.	None

The Trustees presently have an audit committee, a valuation committee, and a nominating committee. The members of each committee are Messrs. Donatelli, Willner and Fowler. The function of the audit committee is to recommend independent auditors and review and report on accounting and financial matters. The function of the valuation committee is to determine and monitor the value of the Fund's assets. The function of the nominating committee is to nominate persons to serve as disinterested trustees and trustees to serve on committees of the Board.

Remuneration of Certain Trustees and Executive Officers. Each Independent Trustee receives an annual retainer of $5,000 and a fee of $1,000 for each regular meeting and $500 for each committee meeting attended, plus expenses, and $250 for each telephonic meeting. Officers of the Fund and Trustees who are interested persons of the Fund (if any) do not receive any compensation from the Fund or any other funds managed by the Adviser. The following table sets forth information regarding compensation of Independent Trustees by the Trust for the fiscal year ended October 31, 2001.

Compensation Table
(for the fiscal year ended October 31, 2001)

Name of Trustee	Aggregate Compensation from Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement
F. David Fowler	$ 10,250	N/A	N/A
Louis T. Donatelli	$ 4,000	N/A	N/A
George W. Grosz*	$ 7,250	N/A	N/A
Michael A. Willner	$ 10,250	N/A	N/A

* Mr. Grosz resigned as Trustee on June 20, 2001, and was replaced by Mr. Donatelli.

The officers of the Fund, their ages, addresses and principal occupations during the past five years, are as follows:

Name, Address and Age	Position(s) Held With the Fund	Principal Occupation During Past 5 Years
David H. Ellison, 43 101 Federal Street, Suite 2130 Boston, MA 02110	President	Director, CEO and President, FBR Fund Advisers, Inc., since December 1999; Fund Manager, FBR Family of Funds since October 1996. Fund Manager, Fidelity Management and Research, June 1983-October 1996.
Winsor H. Aylesworth, 57 101 Federal Street, Suite 2130 Boston, MA 02110	Vice President and Treasurer	Portfolio Manager, FBR Fund Advisers, Inc. since September 1998. President of GrandView Advisers, Inc. from 1994 to September 1998.
Bart Sanders, 37 4922 Fairmont Avenue Bethesda, MD 20814	Vice President	Senior Vice President of Fund Operations, FBR Fund Advisers, Inc. since August 1999. Head Trader for the Adviser since January 1997. Head Trader for Friedman Billing Ramsey Investment Management, Inc., January 1992 to December 1996.
Edward J. Karpowicz, CPA, 38 4922 Fairmont Avenue Bethesda, MD 20814	Vice President and Controller	Vice President, FBR National Bank & Trust, since 1997. Vice President and Controller of Fund for Government Investors, Fund for Tax-Free Investors, Inc., American Gas Index Fund, Inc., and The Rushmore Fund, Inc., since 1997. Treasurer, Bankers Finance Investment Management Corp., August 1993 to June 1997. Senior Accountant, Ernst & Young, September 1989 to February 1993.
Stephenie E. Adams, 32 4922 Fairmont Avenue Bethesda, MD 20814	Vice President and Secretary	Vice President, FBR National Bank & Trust since May 2000. Vice President and Secretary of Fund for Government Investors, Fund for Tax-Free Investors, Inc., American Gas Index Fund, Inc., and The Rushmore Fund, Inc., since 1995. Manager, FBR National Bank & Trust, October 1999 to May 2000. Manager, Fund Administration and Marketing, Rushmore Services, Inc., July 1994 to October 1999.

As of _____, 2002, the Trustees and officers of the Fund, as a group, owned less than 1.00% of the outstanding shares of the Fund.

FUND MANAGEMENT AND ADMINISTRATION

Investment Adviser. FBR Fund Advisers, Inc., located at Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209, serves as the investment adviser to the Fund. The Adviser oversees the investment of the Fund's assets, subject at all times to the supervision of the Trustees of the Fund and is responsible for the purchase and sale of the Fund's investments. For these services, the Adviser receives a monthly fee, at an annual rate of 0.375% of the average daily net assets of the Fund.

The Adviser was organized as a Delaware corporation in 1996 and is registered with the Securities and Exchange Commission as an investment adviser. It manages approximately $200 million on behalf of the Trust. In addition, the Adviser serves as investment adviser to the American Gas Index Fund, Inc., a registered investment company with assets of approximately $230 million. The Adviser is a subsidiary of Friedman, Billings, Ramsey Group, Inc. ("FBR Group"), a financial services holding company. The Adviser and its asset management affiliates manage approximately $1.5 billion for numerous clients including individuals, banks and thrift institutions, investment companies, pension and profit sharing plans and trusts, estates and charitable organizations, and private partnerships.

The Investment Advisory Agreement. The Investment Advisory Agreement between the Adviser and the Trust on behalf of the Fund (the "Investment Advisory Agreement") provides that it will continue in effect as to the Fund for an initial two-year term and for consecutive one-year terms thereafter, provided that such continuance is approved at least annually by the Trustees or by vote of a majority of the outstanding shares of the Fund (as defined under "Additional Information"), and, in either case, by a majority of the Trustees who are not parties to the Investment Advisory Agreement or interested persons (as defined in the 1940 Act) of any party to the Investment Advisory Agreement, by votes cast in person at a meeting called for such purpose. The Investment Advisory Agreement for the Fund was last approved by the Trustees on January 24, 2002. Prior to approving the Investment Advisory Agreement, the Board considered a variety of factors. The Trustees noted that there have been no changes to the Investment Advisory Agreement since it was last renewed.

The Investment Advisory Agreement is terminable as to the Fund at any time on 60 days' written notice without penalty by the Trustees, by vote of a majority of the outstanding shares of the Fund, or by the Adviser. The Investment Advisory Agreement also terminates automatically in the event of any assignment, as defined in the 1940 Act.

The Investment Advisory Agreement provides that the Adviser shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the performance of services pursuant to the Investment Advisory Agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Adviser in the performance of its duties, or from reckless disregard by it of its duties and obligations thereunder.

Under the Investment Advisory Agreement, the Adviser may delegate a portion of its responsibilities to a sub-adviser. In addition, the Investment Advisory Agreement provides that the Adviser may render services through its own employees or the employees of one or more affiliated companies that are qualified to act as an investment adviser of a Fund and are under common control with FBR Group as long as all such persons are functioning as part of an organized group of persons, managed by authorized officers of the Adviser.

Portfolio Transactions. Pursuant to the Investment Advisory Agreement, the Adviser determines, subject to the general supervision of the Trustees of the Fund, and in accordance with the Fund's investment objective and restrictions, which securities are to be purchased and sold by the Fund, and which brokers are to be eligible to execute its portfolio transactions. Purchases from underwriters and/or broker-dealers of portfolio securities include a commission or concession paid by the issuer to the underwriter and/or broker-dealer and purchases from dealers serving as market makers may include the spread between the bid and asked price. While the Adviser generally seeks competitive spreads or commissions, the Fund may not necessarily pay the lowest spread or commission available on each transaction, for reasons discussed below.

Allocation of transactions to broker-dealers is determined by the Adviser in its best judgment and in a manner deemed fair and reasonable to shareholders. The primary consideration is prompt execution of orders in an effective manner at the most favorable price. Subject to this consideration, broker-dealers who provide supplemental investment research to the Adviser may receive orders for transactions by the Fund. Information so received is in addition to and not in lieu of services required to be performed by the Adviser and does not reduce the investment advisory fees payable to the Adviser by the Fund. Such information may be useful to the Adviser in serving both the Fund and other advisory clients and, conversely, such supplemental research information obtained by the placement of orders on behalf of other clients may be useful to the Adviser in carrying out its obligations to the Fund.

The Trustees have authorized the allocation of brokerage to Friedman, Billings, Ramsey & Co., Inc. ("FBR & Co."), an affiliated broker-dealer, to effect portfolio transactions on an agency basis. The Trustees have adopted procedures incorporating the standards of Rule 17e-1 under the 1940 Act, which require that the commission paid to affiliated broker-dealers must be "reasonable and fair compared to the commission, fee or other remuneration received, or to be received, by other brokers in connection with comparable transactions involving similar securities during a comparable period of time." At times, the Fund may also purchase portfolio securities directly from dealers acting as principals, underwriters or market makers. As these transactions are usually conducted on a net basis, no brokerage commissions are paid by the Fund.

Investment decisions for the Fund are made independently from those made for the other funds of the Trust or any other investment company or account managed by the Adviser. Such other funds, investment companies or accounts may also invest in the same securities in which the Fund invests. When a purchase or sale of the same security is made at substantially the same time on behalf of the Fund and another advisory client, the transaction will be averaged as to price, and available investments allocated as to amount, in a manner which the Adviser believes to be equitable to the Fund and such other advisory client. In some instances, this investment procedure may affect the price paid or received by the Fund or the size of the position obtained by the Fund in an adverse manner relative to the result that would have been obtained if only the Fund had participated in or been allocated such trades. To the extent permitted by law, the Adviser may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for the other funds of the Trust or for other advisory clients in order to obtain best execution. In making investment recommendations for the Fund, the Adviser will not inquire or take into consideration whether an issuer of securities proposed for purchase or sale by the Fund is a customer of the Adviser, its parent or affiliates, and, in dealing with commercial customers, the Adviser and its affiliates will not inquire or take into consideration whether securities of such customers are held by the Fund.

Distributor. FBR Investment Services, Inc. (the "Distributor"), located at Potomac Tower, 1001 Nineteenth Street North, Arlington, Virginia 22209, is an affiliate of the Adviser and serves as principal underwriter and distributor of the Fund's shares pursuant to an agreement with the Trust, on behalf of the Fund, which is renewable annually. The Distributor promotes and sells shares of the Fund on a continuous, best efforts basis.

Fund Administration, Accounting, Transfer Agency and Custody Services. Under the terms of an Agreement for Fund Administration, Fund Accounting Services, Transfer Agency Services and Custody Services ("Services Agreement") with the Trust, on behalf of the Fund, FBR National provides custodial, transfer agency, fund accounting, administrative and other shareholder services to the Fund. FBR National is a wholly owned subsidiary of FBR Group. Under the terms of the Services Agreement, FBR National receives a monthly fee, at an annual rate of 0.375% of the average daily net assets of the Fund.

FBR National is responsible for all costs of the Fund except for the investment advisory fee, extraordinary legal expenses, interest and the expenses paid by the Adviser. Specifically, FBR National pays costs of registration of the Fund's shares with the Securities and Exchange Commission and the various states, all expenses of dividend and transfer agent services, outside auditing and legal fees, preparation of shareholders reports, and all costs incurred in providing custodial services.

Index Administrator. The IPAA serves as the administrator of the Index. As Administrator, the IPAA is responsible solely for maintaining the Index and providing the Fund with information concerning the Index. The IPAA provides the Adviser with current information regarding the companies comprising the Index no less frequently than monthly, but may supply such information more frequently. The IPAA does not furnish securities advice to the Fund or the Adviser or make recommendations regarding the purchase or sale of securities by the Fund. For its services provided to the Fund, the IPAA receives a monthly license fee, at an annual rate of 0.10% of the average daily net assets of the Fund. Pursuant to a License Agreement between IPAA and the Fund dated _____, IPAA has granted the Fund a license to use the Index as a performance benchmark of the Fund. The License Agreement provides that IPAA reserves the right to cease compilation and publication of the Index upon one year's notice to the Fund.

The Fund is not sponsored, endorsed, sold or promoted by the IPAA. IPAA makes no representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of investing in securities generally or in the Fund particularly or the ability of the IPAA Energy Index to track general stock market performance. IPAA's only relationship to the Fund is the licensing of certain trademarks and trade names of IPAA and of the IPAA Energy Index which is determined, composed and calculated by IPAA without regard to the Fund. IPAA has no obligation to take the needs of the Fund or the owners of the Fund into consideration in determining, composing or calculating the IPAA Energy Index. IPAA is not responsible for and has not participated in the determination of the prices and amount of the Fund or the timing of the issuance or sale of the Fund. IPAA has no obligation or liability in connection with the administration, marketing or trading of the Fund.

IPAA DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE IPAA ENERGY INDEX OR ANY DATA INCLUDED THEREIN AND IPAA SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. IPAA MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE FUND, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE IPAA ENERGY INDEX OR ANY DATA INCLUDED THEREIN. IPAA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE IPAA ENERGY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL IPAA HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Independent Public Accountant. Independent public accountants, Arthur Andersen LLP, 1601 Market Street, Philadelphia, Pennsylvania 19103, are responsible for auditing the annual financial statements of the Fund.

Financial Statements. Financial statements are not available for the FBR/IPAA Energy Index Fund because it had not commenced operations as of October 31, 2001.

DESCRIPTION OF SHARES

The Trust is a Delaware business trust formed on April 30, 1996. The Trust Instrument authorizes the Trustees to issue an unlimited number of shares, which are units of beneficial interest, without par value. The Trust presently is authorized to issue five series of shares, which represent interests in the FBR Small Cap Financial Fund, the FBR Financial Services Fund, the FBR Technology Fund, the FBR/IPAA Energy Index Fund and the FBR Small Cap Value Fund. The Trust's Trust Instrument authorizes the Trustees to divide or redivide any unissued shares of the Trust into one or more additional series by setting or changing in any one or more aspects their respective preferences, conversion or other rights, voting power, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption.

Shares have no subscription or preemptive rights and only such conversion or exchange rights as the Trustees may grant in their discretion. When issued for payment as described in the Prospectus and this SAI, the Trust's shares will be fully paid and non-assessable. In the event of a liquidation or dissolution of the Trust, shares of a Fund are entitled to receive the assets available for distribution belonging to the Fund, and a proportionate distribution, based upon the relative asset values of the respective Funds of the Trust, of any general assets not belonging to any particular Fund which are available for distribution.

Shares of the Trust are entitled to one vote per share (with proportional voting for fractional shares) on such matters as shareholders are entitled to vote. On any matter submitted to a vote of the shareholders, all shares are voted separately by individual series (Funds), and whenever the Trustees determine that the matter affects only certain series, may be submitted for a vote by only such series, except: (1) when required by the 1940 Act, shares are voted in the aggregate and not by individual series; and (2) when the Trustees have determined that the matter affects the interests of more than one series and that voting by shareholders of all series would be consistent with the 1940 Act, then the shareholders of all such series shall be entitled to vote thereon (either by individual series or by shares voted in the aggregate, as the Trustees in their discretion may determine). There will normally be no meetings of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees have been elected by the shareholders, at which time the Trustees then in office will call a shareholders' meeting for the election of Trustees. In addition, Trustees may be removed from office by a vote of the holders of at least two-thirds of the outstanding shares of the Trust. A meeting shall be held for such purpose upon the written request of the holders of not less than 10% of the outstanding shares. Upon written request by ten or more shareholders meeting the qualifications of Section 16(c) of the 1940 Act, (i.e., persons who have been shareholders for at least six months, and who hold shares having a NAV of at least $25,000 or constituting 1% of the outstanding shares) stating that such shareholders wish to communicate with the other shareholders for the purpose of obtaining the signatures necessary to demand a meeting to consider removal of a Trustee, the Trust will provide a list of shareholders or disseminate appropriate materials (at the expense of the requesting shareholders). Except as set forth above, the Trustees shall continue to hold office and may appoint their successors.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each Fund of the Trust affected by the matter. For purposes of determining whether the approval of a majority of the outstanding shares of a Fund will be required in connection with a matter, a Fund will not be deemed to be affected by a matter unless it is clear that the interests of each Fund in the matter are identical, or that the matter does not affect any interest of the Fund. Under Rule 18f-2, the approval of an investment advisory agreement or any change in investment policy would be effectively acted upon with respect to a Fund only if approved by a majority of the outstanding shares of such Fund. However, Rule 18f-2 also provides that the ratification of independent public accountants, the approval of principal underwriting contracts, and the election of Trustees may be effectively acted upon by shareholders of the Trust voting without regard to series.

SHAREHOLDER AND TRUSTEE LIABILITY

The Delaware Business Trust Act provides that a shareholder of a Delaware business trust shall be entitled to the same limitation of personal liability extended to shareholders of Delaware corporations, and the Delaware Trust Instrument provides that shareholders of the Trust shall not be liable for the obligations of the Trust. The Delaware Trust Instrument also provides for indemnification out of the Trust property of any shareholder held personally liable solely by reason of his or her being or having been a shareholder. The Delaware Trust Instrument also provides that the Trust shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the Trust, and shall satisfy any judgment thereon. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered to be extremely remote.

The Delaware Trust Instrument states further that no Trustee, officer, or agent of the Trust shall be personally liable in connection with the administration or preservation of the assets of a Fund or the conduct of the Trust's business; nor shall any Trustee, officer, or agent be personally liable to any person for any action or failure to act except for his own bad faith, willful misfeasance, gross negligence, or reckless disregard of his duties. The Declaration of Trust also provides that all persons having any claim against the Trustees or the Trust shall look solely to the assets of the Trust for payment.

ADDITIONAL INFORMATION

As used in the Prospectus and in this SAI, a "vote of a majority of the outstanding shares" of the Fund means the affirmative vote of the lesser of (a) 67% or more of the shares of the Fund present at a meeting at which the holders of more than 50% of the outstanding shares of the Fund are represented in person or by proxy, or (b) more than 50% of the outstanding shares of the Fund.

Code of Ethics. Pursuant to Rule 17j-1 under the 1940 Act, the Trustees have adopted a Code of Ethics for the Fund and approved this same Code of Ethics for the Adviser and Distributor based on a determination that the Code of Ethics contains provisions reasonably necessary to prevent access persons from violating Rule 17j-1 under the 1940 Act.

The Prospectus and this SAI are not an offering of the securities herein described in any state in which such offering may not lawfully be made. No salesman, dealer, or other person is authorized to give any information or make any representation other than those contained in the Prospectus and this SAI.

APPENDIX A

DESCRIPTION OF SECURITY RATINGS.

The nationally recognized statistical rating organizations (individually, an "NRSRO") that may be utilized by the Adviser with regard to portfolio investments for the Fund include Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Services ("S&P"), Duff & Phelps, Inc. ("Duff"), Fitch Investors Service, Inc. ("Fitch"), IBCA Limited and its affiliate, IBCA Inc. (collectively, "IBCA"), and Thompson BankWatch, Inc. ("Thompson"). Set forth below is a description of the relevant ratings of each such NRSRO. The NRSROs that may be utilized by the Adviser and the description of each NRSRO's ratings is as of the date of this SAI, and may subsequently change.

Long-Term Debt Ratings (may be assigned, for example, to corporate and municipal bonds).

Description of the five highest long-term debt ratings by Moody's (Moody's applies numerical modifiers (E.G., 1, 2, and 3) in each rating category to indicate the security's ranking within the category):

Aaa. Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa. Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than in Aaa securities.

A. Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa. Bonds which are rated Baa are considered as medium grade obligations, I.E., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba. Bonds which are rated Ba are judged to have speculative elements, I.E., their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times in the future. Uncertainty of position characterizes bonds in this class.

Description of the five highest long-term debt ratings by S&P (S&P may apply a plus (+) or minus (-) to a particular rating classification to show relative standing within that classification):

AAA. Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA. Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

A. Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

BBB. Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

BB. Debt rated BB is regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposure to adverse conditions.

Description of the three highest long-term debt ratings by Duff:

AAA.- Highest credit quality. The risk factors are negligible being only slightly more than for risk-free U.S. Treasury debt.

AA+, AA, AA-. High credit quality protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

A+, A, A-. Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

Description of the three highest long-term debt ratings by Fitch (plus or minus signs are used with a rating symbol to indicate the relative position of the credit within the rating category):

AAA. Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA. Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA." Because bonds rated in the "AAA" and "AA" categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issues is generally rated "[-]+."

A. Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

IBCA's description of its three highest long-term debt ratings:

AAA. Obligations for which there is the lowest expectation of investment risk. Capacity for timely repayment of principal and interest is substantial. Adverse changes in business, economic or financial conditions are unlikely to increase investment risk significantly.

AA. Obligations for which there is a very low expectation of investment risk. Capacity for timely repayment of principal and interest is substantial. Adverse changes in business, economic, or financial conditions may increase investment risk albeit not very significantly.

A. Obligations for which there is a low expectation of investment risk. Capacity for timely repayment of principal and interest is strong, although adverse changes in business, economic or financial conditions may lead to increased investment risk.

Short-Term Debt Ratings (may be assigned, for example, to commercial paper, master demand notes, bank instruments, and letters of credit).

Moody's description of its three highest short-term debt ratings:

Prime-1. Issuers rated Prime-1 (or supporting institutions) have a superior capacity for repayment of senior short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by many of the following characteristics:

- Leading market positions in well-established industries.

- High rates of return on funds employed.

- Conservative capitalization structures with moderate reliance on debt and ample asset protection.

- Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

- Well-established access to a range of financial markets and assured sources of alternate liquidity.

Prime-2. Issuers rated Prime-2 (or supporting institutions) have a strong capacity for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Prime-3. Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

S&P's description of its three highest short-term debt ratings:

A-1. This designation indicates that the degree of safety regarding timely payment is strong. Those issues determined to have extremely strong safety characteristics are denoted with a plus sign (+).

A-2. Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated "A-1."

A-3. Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

Duff's description of its five highest short-term debt ratings (Duff incorporates gradations of "1+" (one plus) and "1-" (one minus) to assist investors in recognizing quality differences within the highest rating category):

Duff 1+. Highest certainty of timely payment. Short-term liquidity, including internal operating factors and/or access to alternative sources of funds, is outstanding, and safety is just below risk-free U.S. Treasury short-term obligations.

Duff 1. Very high certainty of timely payment. Liquidity factors are excellent and supported by good fundamental protection factors. Risk factors are minor.

Duff 1-. High certainty of timely payment. Liquidity factors are strong and supported by good fundamental protection factors. Risk factors are very small.

Duff 2. Good certainty of timely payment. Liquidity factors and company fundamentals are sound. Although ongoing funding needs may enlarge total financing requirements, access to capital markets is good. Risk factors are small.

Duff 3. Satisfactory liquidity and other protection factors qualify issue as to investment grade.

Risk factors are larger and subject to more variation. Nevertheless, timely payment is expected.

Fitch's description of its four highest short-term debt ratings:

F-1+. Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

F-1. Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

F-2. Good Credit Quality. Issues assigned this rating have a satisfactory degree of assurance for timely payment, but the margin of safety is not as great as for issues assigned F-1+ or F-1 ratings.

F-3. Fair Credit Quality. Issues assigned this rating have characteristics suggesting that the degree of assurance for timely payment is adequate, however, near-term adverse changes could cause these securities to be rated below investment grade.

IBCA's description of its three highest short-term debt ratings:

A+. Obligations supported by the highest capacity for timely repayment.

A1. Obligations supported by a very strong capacity for timely repayment.

A2. Obligations supported by a strong capacity for timely repayment, although such capacity may be susceptible to adverse changes in business, economic or financial conditions.

SHORT-TERM DEBT RATINGS. Thompson BankWatch, Inc. ("TBW") ratings are based upon a qualitative and quantitative analysis of all segments of the organization including, where applicable, holding company and operating subsidiaries.

TBW Ratings do not constitute a recommendation to buy or sell securities of any of these companies. Further, TBW does not suggest specific investment criteria for individual clients. The TBW Short-Term Ratings apply to commercial paper, other senior short-term obligations and deposit obligations of the entities to which the rating has been assigned. The TBW Short-Term Ratings apply only to unsecured instruments that have a maturity of one year or less. The TBW Short-Term Ratings specifically assess the likelihood of an untimely payment of principal or interest.

TBW-1. The highest category; indicates a very high degree of likelihood that principal and interest will be paid on a timely basis.

TBW-2. The second highest category; while the degree of safety regarding timely repayment of principal and interest is strong, the relative degree of safety is not as high as for issues rated "TBW-1."

TBW-3. The lowest investment grade category; indicates that while more susceptible to adverse developments (both internal and external) than obligations with higher ratings, capacity to service principal and interest in a timely fashion is considered adequate.

TBW-4. The lowest rating category; this rating is regarded as non-investment grade and, therefore, speculative.

Definitions of Certain Money Market Instruments

Commercial Paper. Commercial paper consists of unsecured promissory notes issued by corporations. Issues of commercial paper normally have maturities of less than nine months and fixed rates of return.

Certificates of Deposit. Certificates of Deposit are negotiable certificates issued against funds deposited in a commercial bank or a savings and loan association for a definite period of time and earning a specified return.

Bankers' Acceptances. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity.

U.S. Treasury Obligations. U.S. Treasury Obligations are obligations issued or guaranteed as to payment of principal and interest by the full faith and credit of the U.S. Government. These obligations may include Treasury bills, notes and bonds, and issues of agencies and instrumentalities of the U.S. Government, provided such obligations are guaranteed as to payment of principal and interest by the full faith and credit of the U.S. Government.

U.S. Government Agency and Instrumentality Obligations. Obligations issued by agencies and instrumentalities of the U.S. Government include such agencies and instrumentalities as the Government National Mortgage Association, the Export-Import Bank of the United States, the Tennessee Valley Authority, the Farmers Home Administration, the Federal Home Loan Banks, the Federal Intermediate Credit Banks, the Federal Farm Credit Banks, the Federal Land Banks, the Federal Housing Administration, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, and the Student Loan Marketing Association. Some of these obligations, such as those of the Government National

Mortgage Association are supported by the full faith and credit of the U.S. Treasury; others, such as those of the Export-Import Bank of the United States, are supported by the right of the issuer to borrow from the Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. Government would provide financial support to U.S. Government-sponsored instrumentalities if it is not obligated to do so by law. A Fund will invest in the obligations of such instrumentalities only when the investment adviser believes that the credit risk with respect to the instrumentality is minimal.

PART C TO FBR FAMILY OF FUNDS N-1A

OTHER INFORMATION

ITEM 23. EXHIBITS

(a)(1) Certificate of Trust.(1)
(a)(2) Delaware Trust Instrument dated April 30, 1996.(1)
(b) Bylaws.(1)
(c) None.
(d)(1) Form of Investment Advisory Agreement between the Registrant and FBR Fund Advisers, Inc.(2)
(d)(2) Form of Notice to Investment Advisory Agreement with respect to the FBR Realty Growth Fund.(4)
(d)(3) Form of Notice to Investment Advisory Agreement with respect to the FBR Technology Fund.(8)
(d)(4) Form of Notice to Investment Advisory Agreement with respect to the FBR/IPAA Energy Index Fund.(12)
(d)(4) Form of Sub-Advisory Agreement between FBR Fund Advisers, Inc. and Akre Capital Management LLC (9)
(e)(1) Form of Distribution Agreement between the Registrant and FBR Investment Services, Inc (4)
(e)(2) Form of Notice to Distribution Agreement with respect to the FBR Realty Growth Fund (4)
(e)(3) Form of Notice to Distribution Agreement with respect to the FBR Technology Fund (8)
(e)(4) Form of Notice to Distribution Agreement with respect to the FBR/IPAA Energy Index Fund (12)
(e)(4) Form of Selected Dealer Agreement.(4)
(f) None.
(g)(1) Form of Custodian Agreement between the Registrant and Custodial Trust Company.(2)
(g)(2) Form of Notice to Custodian Agreement with respect to the FBR Realty Growth Fund.(4)
(g)(3) Form of Notice to Custodian Agreement with respect to the FBR Technology Fund.(8)
(g)(4) Form of Sub-Custodian Agreement between Custodial Trust Company and Citibank N.A.(2)
(g)(5) Form of Agreement for Fund Administration, Fund Accounting Services, Transfer Agency Services and Custody Services between the Registrant and FBR National Bank & Trust. (10)
(g)(6) Amendment to Form of Agreement for Fund Administration, Fund Accounting Services, Transfer Agency Services and Custody Services between the Registrant and FBR National Bank & Trust. (11)
(g)(7) Amendment to Form of Agreement for Fund Administration, Fund Accounting Services, Transfer Agency Services and Custody Services between the Registrant and FBR National Bank & Trust. (12)
(h)(1) Form of Administration Agreement between the Registrant and Bear Stearns Funds Management Inc.(2)
(h)(2) Form of Notice to Administration Agreement with respect to the FBR Realty Growth Fund.(4)
(h)(3) Form of Notice to Administration Agreement with respect to the FBR Technology Fund.(8)
(h)(4) Form of Administration and Accounting Services Agreement between the Registrant and PFPC Inc.(2)
(h)(5) Form of Notice to Administration and Accounting Services Agreement with respect to the FBR Realty Growth Fund.(4)
(h)(6) Form of Notice to Administration and Accounting Services Agreement with respect to the FBR Technology Fund.(8)
(h)(7) Form of Transfer Agency Services Agreement between the Registrant and PFPC Inc.(2)
(h)(8) Form of Notice to Transfer Agent Services Agreement with respect to the FBR Realty Growth Fund.(4)
(h)(9) Form of Notice to Transfer Agent Service Agreement with respect to the FBR Technology Fund.(8)
(i)(i) Opinion and Consent of Dechert Price & Rhoads. (4)
(i)(2) Opinion and Consent of Dechert Price & Rhoads with respect to FBR Technology Fund. (8)
(j) None.
(k) None.
(l) Investment Letters.(2)
(m) Form of Rule 12b-1 Distribution Plan.(6)
(n) None.
(p)(1) Code of Ethics of the Registrant, FBR Fund Advisers, Inc. and FBR Investment Services, Inc. (9)
(p)(2) Akre Capital Management, LLC Code of Ethics (10)
(q)(i) Powers of Attorney (12)

----

(1) Incorporated by reference to the Registrant's Initial Registration Statement on Form N-1A as filed on June 11, 1996.

(2) Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement as filed on December 20, 1996.

(3) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement as filed on June 27, 1997.

(4) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement as filed on July 1, 1998.

(5) Number not used.

(6) Number not used.

(7) Number not used.

(8) Incorporated by reference to Post-Effective Amendment No. 9 to the Registration Statement as filed on September 8, 1999.

(9) Incorporated by reference to Post-Effective Amendment No. 11 to the Registration Statement as filed on March 27, 2000.

(10) Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement as filed on February 26, 2001.

(11) Incorporated by reference to Post-Effective Amendment No. 13 to the Registration Statement as filed on December 27, 2001.

(12) Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement as filed on February 28, 2002.

ITEM 24. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

None.

ITEM 25. INDEMNIFICATION

Article X, Section 10.02 of the Registrant's Delaware Trust Instrument, filed as Exhibit 2 hereto, provides for the indemnification of Registrant's Trustees and officers, as follows:

"SECTION 10.02 INDEMNIFICATION.

(a) Subject to the exceptions and limitations contained in Subsection 10.02(b):

(i) every person who is, or has been, a Trustee or officer of the Trust (hereinafter referred to as a "Covered Person") shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof;

(ii) the words "claim," "action," "suit," or "proceeding" shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened while in office or thereafter, and the words "liability" and "expenses" shall include, without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b) No indemnification shall be provided hereunder to a Covered Person:

(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or

(ii) in the event of a settlement, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, and other persons may be entitled by contract or otherwise under law.

(d) Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in Subsection (a) of this Section 10.02 may be paid by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 10.02; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Section 10.02."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers, and controlling persons or Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Investment Company Act of 1940, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a trustee, officer, or controlling person of Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 26. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

None.

ITEM 27. PRINCIPAL UNDERWRITERS

(a) Not applicable.

(b) FBR Investment Services, Inc. ("FBR Services") serves as principal underwriter to the Funds. The following information is provided with respect to each director, officer or partner of FBR Services:

Name and principal business address(1)	Positions and offices with FBR Services	Positions and offices with Registrant
Sothara Chin	President	None

(1) The address of each person is Potomac Tower, 1001 Nineteenth Street, Arlington, Virginia 22209.

ITEM 28. LOCATION OF ACCOUNTS AND RECORDS

The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 (the "1940 Act") and the Rules thereunder are maintained at the offices of FBR National Bank & Trust, the Registrant's administrator, transfer agent, fund accountant and custodian. The records required to be maintained under Rule 31a-1(b)(1) with respect to journals of receipts and deliveries of securities and receipts and disbursements of cash are also maintained at Rushmore, as listed under "Advisory and Other Contracts" in Part B to this Registration Statement.

ITEM 29. MANAGEMENT SERVICES

Not applicable.

ITEM 30. UNDERTAKINGS

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in this City of Bethesda in the State of Maryland, on the 19th day of March 2002.

FBR FAMILY OF FUNDS

By: _____
            Winsor H. Aylesworth   *

As required by the Securities Act of 1933, this Post-Effective Amendment No. 15 to the Registrant's Registration Statement has been signed by the following persons in the capacities indicated on the 19th day of March 2002.

_____
Winsor H. Aylesworth   *
Vice President and Treasurer
March 19, 2002

_____
F. David Fowler   *
Trustee
March 19, 2002

_____
Michael A. Willner   *
Trustee
March 19, 2002

_____
Louis T. Donatelli   *
Trustee
March 19, 2002

/s/Stephenie E. Adams _____
*Stephenie E. Adams
Attorney-in-Fact